UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-27511

PEREGRINE INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

115 EAST 57TH STREET, SUITE 1122, NEW YORK, NY 10022 TELEPHONE: (212) 688-5688
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.0001
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    /X/               Rule 12h-3(b)(1)(i)         / /
Rule 12g-4(a)(1)(ii)   / /               Rule 12h-3(b)(1)(ii)        / /
Rule 12g-4(a)(2)(i)    / /               Rule 12h-3(b)(2)(i)         / /
Rule 12g-4(a)(2)(ii)   / /               Rule 12h-3(b)(2)(ii)        / /
                                         Rule 15d-6                  / /

Approximate number of holders of record as of the certification or notice date: 35

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   September 14, 2004                   By:  /s/ Ivo Heiden
                                                  Name: Ivo Heiden
                                                  Title: Vice President and Director